UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January 2003

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: January 14, 2003

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Press Release
For Immediate Release

COPAMEX UNAUDITED PRELIMINARY RESULTS FOR 2002

Monterrey, N.L. Mexico, January 9, 2003 — Copamex, S.A. de C.V., one of the leading producers of paper-based consumer and industrial products in Mexico, announced today its unaudited preliminary results for the year ended 2002. The year 2002 has been one of the most complex in the last five years of our Company. During the past year, we experience both positive and negative situations affecting the overall performance of our Company. Among the negatives ones, (a) the Mexican Peso to US Dollar exchange rate increased from 9.17 to 10.44 Pesos per Dollar, which represented a 12% devaluation, impacting the costs of certain raw materials; (b) a recessive environment evidenced by the inability of the industry to have the market to absorb cost increments, and thus forcing price reductions in real terms for most of our products; (c) uncommonly low paper prices of kraft imports in our market, pushing margins downward in the packaging business; and (d) extraordinary cost increment of imported raw materials used in kraft paper production (OCC and DKL), temporarily doubling their prices in the US market, due to aggressive purchases from Chinese competitors; these last two situations represented a $15MM Dollars loss in our EBITDA.

On the other hand, last year’s positive situations of the company include: (i) good performance of our Consumer Products and Printing & Writing Products divisions, in terms of sales volume; (ii) lower interest rates, favoring free cash flows for our CAPEX program; (iii) improved debt profile, achieved through refinancing of short term debt into long term debt and by increasing the peso mix of our debt in light of low interest rates in pesos; and (iv) completion of our CAPEX program providing us with sufficient production infrastructure until year 2005.

It is our utmost commitment to improve the financial structure of Copamex, refinancing and reducing the debt levels through different financial alternatives and using from our cash flow at least $25MM Dollars, in order to fully recover our financial flexibility. We will continue to implement measures to lower overhead expenses and avoid the negative impacts of extraordinary increments in raw materials, by means of seeking higher collection and consumption of domestic secondary fibers.

The year 2002 preliminary results compared with the previous year were not totally disfavorable, considering the prevailing market conditions during 2002 and the less adverse conditions of year 2001. Comparing figures in constant Mexican Pesos, it shows that Net Sales were 2.3% below Y01, Gross Profit fell 3.5%, and Operating Profit—affected by extraordinary and non-recurrent expenses—decreased 16.3%.

EBITDA reached Ps.$1,196 MM a 15.2% margin, while for Y01 EBITDA was Ps.$1,362 MM a 16.9% margin. Our EBITDA/net interest ratio improved by reaching 2.43x compared to 2.36x from the previous year and our Debt/EBITDA ratio reached 4.43x from 3.74x on Y01 due to the negative impacts above mentioned.

Contacts:
Francisco Elosua Garza	Ricardo Garza Kalifa
Investor Relations Manager	Investor Relations
Tel. + 52 (81) 8152-6125	Tel. +52 (81) 8152-6126
Fax. + 52 (81) 8152-6129	Fax. + 52 (81) 8152-6129
frelosua@copamex.com	rgarzaka@copamex.com